SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549

                             FORM 12B-25

                              Commission File Number: 333-56675

                     NOTIFICATION OF LATE FILING

  (Check One): [ ] Form 10-K [X] Form 11-K [ ] Form 20-F
[ ] Form 10-Q [ ] Form N-SAR

     For Period Ended: December 31, 1998
[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
     For the Transition Period Ended:
     Read attached instruction sheet before preparing form. Please print or type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing check above, identify the item(s) to which the notification relates:

                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant:      USI RETIREMENT SAVINGS & INVESTMENT PLAN

Former name if applicable:

Address of principal executive office (Street and number):
c/o U.S. INDUSTRIES, INC., 101 Wood Avenue South

City, state and zip code:  Iselin, New Jersey 08830-0169

                                   PART II
                           RULE 12-b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the
following should be completed. (Check box if appropriate.)   [ ]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed):

     The financial statements for this plan were prepared by the auditors for the plan as if several similar plans were merged on December 31, 1998. During the final technical review by the auditors, it was determined that the mergers technically took place for purposes of this SEC filing on June 11, 1998 upon the merger of the assets. The discrepancy was not discovered until too late for a timely filing. The financials are being redone.

                                   PART IV
                              OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

DOROTHY E. SANDER             (732)          767-0700

     (Name)                   (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                        Yes [X]  No [ ]

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                        Yes [ ]  No [X]

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                   USI RETIREMENT SAVINGS & INVESTMENT PLAN

                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 1999                By:  /s/ Dorothy E. Sander
                                   Dorothy E. Sander
                                   Member, Benefits Committee